Exhibit 11 – Computation of earnings per share

	Year ended December 31
	2004	2003	2002
BASIC
Income from continuing operations after income taxes	$25,672	$18,658	$3,409
Income (loss) from discontinued operations	3,887	(195)	2,218

Net income	$29,559	$18,463	$5,627

Shares:
Weighted average number of common shares outstanding	8,474,988	8,667,352	8,775,566

Basic earnings per common share:
Income from continuing operations after income taxes	$3.03	$2.15	$0.39
Income (loss) from discontinued operations	0.46	(0.02)	0.25

Net income	$3.49	$2.13	$0.64

DILUTED
Income from continuing operations after income taxes	$25,672	$18,658	$3,409
Interest expense on 4.50% Notes, net of tax	2,618	—	—

Income from continuing operations after income taxes	28,290	18,658	3,409
Income (loss) from discontinued operations	3,887	(195)	2,218

Net income	$32,177	$18,463	$5,627

Shares:
Weighted average number of common shares outstanding	10,368,058	8,766,495	8,825,712

Diluted earnings per common share:
Income from continuing operations after income taxes	$2.73	$2.13	$0.39
Income (loss) from discontinued operations	0.37	(0.02)	0.25

Net income	$3.10	$2.11	$0.64

Note: Dollars in thousands except per-share amounts